SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )

                           NAPCO SECURITY SYSTEMS, INC
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   63030402105
                                   -----------
                                 (CUSIP Number)


                                Sandra Lifschitz
                                 7 Tulane Drive
                              Livingston, NJ 07039

                                 with a copy to:

                                Shai A. Mor, Esq.
                     Goodkind Labaton Rudoff & Sucharow LLP
                           100 Park Avenue, 12th Floor
                               New York, NY 10017
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)




                                  May 14, 2001
                                  ------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                          (Continued on following page)

-------------------------                                -----------------------
CUSIP NO. 63030402105                                    Page 2 of 5 Pages
-------------------------                                -----------------------


------------------- ------------------------------------------------------------
        1           NAME OF REPORTING PERSON

                           Sandra Lifschitz

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                             (b)

------------------- ------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------------------------------------
        4           SOURCE OF FUNDS

                           PF

------------------- ------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             [ ]
                    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------------- ------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America

------------------- ------- ----------------------------------------------------

 NUMBER OF SHARES      7    SOLE VOTING POWER
   BENEFICIALLY                     179,250 shares
  OWNED BY EACH
 REPORTING PERSON
       WITH
                    ------- ----------------------------------------------------
                       8    SHARED VOTING POWER
                                    0

                    ------- ----------------------------------------------------
                       9    SOLE DISPOSITIVE POWER
                                    179,250 shares

                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                    0

------------------- ------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           179,250 shares

------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            [ ]
                    EXCLUDES CERTAIN SHARES
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.2%

------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                           IN

------------------- ------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

            This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Napco Security Systems, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 333 Bayview Avenue, Amityville, New York 11701.


ITEM 2.  IDENTITY AND BACKGROUND.

      (a) - (c)   The person filing this Schedule 13D (the "Reporting Person")
is identified in the following table:

                                     NAMES AND              ADDRESS OF
NAME OF               PRINCIPAL      PRINCIPAL BUSINESS     RESIDENCE OR
REPORTING PERSON      OCCUPATION     OF EMPLOYER            EMPLOYER
--------------------------------------------------------------------------------

Sandra Lifschitz      Investor       Self Employed          7 Tulane Drive
                                                            Livingston, NJ 07039


      (d) - (e)   The Reporting Person has not, during the last five years, (i)
been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding and was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The source of funds used for the purchase of the Common Stock for the Reporting Person was personal funds. The amount paid for the Common Stock purchased by the Reporting Person is set forth in Item 5 hereof. The aggregate amount paid for the Common Stock acquired by the Reporting Person was approximately $895,875 which amount does not include brokerage commissions.


ITEM 4.     PURPOSE OF TRANSACTION.

            The Common Stock was acquired by the Reporting Person for investment purposes only. The Reporting Person may make additional purchases of Common Stock in the open market or in private transactions depending on, among other factors, an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock and the availability to the Reporting Person of funding to make such purchases. The Reporting Person has not made any determination to acquire additional shares of the Issuer and, as of the date hereof, the Reporting Person has no present intention to change her purpose for acquiring the Common Stock or plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h) causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The aggregate number and percentage of the Common Stock beneficially owned by the Reporting Person is set forth in the following table. The Reporting Person does not hold any options or other rights to acquire the Common Stock.

            (a) For purposes of this Schedule 13D, the percentage of the outstanding Common Stock beneficially owned has been computed on the basis of 3,446,887 shares of Common Stock outstanding, based upon the information set forth in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2001.

                             NO. OF COMMON STOCK                  PERCENTAGE OF
NAME                         BENEFICIALLY OWNED                   COMMON STOCK
--------------------------------------------------------------------------------
Lifschitz, Sandra                 179,250                              5.2%


            (b) Reference is made to the information set forth on lines 7 through 10 of the cover page of this Schedule 13D with respect to the Reporting Person's voting power and disposition power with respect to the Common Stock.

            (c) The following table sets forth information with respect to all transactions in the Common Stock that were effected by the Reporting Person during the past 60 days.

--------------------------------------------------------------------------------

     DATE OF       TYPE OF TRANSACTION,        NUMBER OF       PRICE PER SHARE
   TRANSACTION     (PURCHASE) OR (SALE)      COMMON STOCK      OF COMMON STOCK
--------------------------------------------------------------------------------
       5/21                 P                    1,500              4.75
--------------------------------------------------------------------------------
       5/14                 P                    3,300              4.62
--------------------------------------------------------------------------------
       4/27                 S                    6,000              5.08
--------------------------------------------------------------------------------
       4/16                 P                      700              4.33
--------------------------------------------------------------------------------
       4/16                 P                    1,200              4.73
--------------------------------------------------------------------------------
       4/16                 P                      300              4.78
--------------------------------------------------------------------------------
       4/16                 P                      200              4.97
--------------------------------------------------------------------------------
       4/16                 P                    4,800              5.02
--------------------------------------------------------------------------------
       4/16                 P                      200              5.03
--------------------------------------------------------------------------------
       4/10                 P                    1,900              4.53
--------------------------------------------------------------------------------
       4/10                 P                    1,000              4.65
--------------------------------------------------------------------------------
       4/10                 P                    2,500              4.77
--------------------------------------------------------------------------------
       3/20                 P                      100              4.84
--------------------------------------------------------------------------------

            (d) None, other than broker-dealers providing credit for Common Stock held on margin on customary terms.

            (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 22, 2001

                                                /s/ Sandra Lifschitz
                                                --------------------------------
                                                Sandra Lifschitz